SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

                      July  19, 2016

Re:	Graña y Montero S.A.A.

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Mr. Cash,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 16, 2016, concerning the Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Annual Report”) filed by the Company on May 2, 2016.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. The responses and information described below are based upon information provided to us by the Company.

Selected Financial Date, Page 5

Non-GAAP Financial Measure Reconciliation, Page 16

Comment No. 1.	You state that you present Adjusted EBITDA because it provides readers with a supplemental measure of the financial performance of your core operations that facilities period-to-period comparisons on a consistent basis. This statement does not appear to provide adequately detailed information specific to your circumstances as to why this non-GAAP measure is useful to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise your disclosures in future filings accordingly.

Response No. 1.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to provide further explanation as to why the Company believes that the presentation of Adjusted EBITDA in its filings with the SEC provides readers with useful supplemental information.

BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SAO PAULO    TOKYO    WASHINGTON, D.C.

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

The Company believes Adjusted EBITDA is useful to readers because it is used by securities analysts, investors and other interested parties in the evaluation of companies operating in its sectors. Investors in the Company regularly request Adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, the Company’s financial data prepared in accordance with international financial reporting standards (“IFRS”). Furthermore, the Company regularly presents Adjusted EBITDA in its filings with the Lima Stock Exchange in Peru. The Company understands that investors use Adjusted EBITDA, among other things, to assess its period-to-period operating performance and to gain insight into the manner in which management analyzes operating performance. The Company’s management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. The Company believes that Adjusted EBITDA is useful in evaluating its operating performance compared to that of other companies operating in its sectors because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance.

Comment No. 2.	We note that you define Adjusted EBITDA, in part, as net profit plus financial (expense) income, net. We note that 2015 “Financial Expense (Income), Net” was S/.55.8 million in the Non-GAAP reconciliation table. We further note that 2015 Financial Expense was S/.176.8 million and Financial Income was S/.38.1 million in the consolidated income statement on page F-5. Please expand your disclosures in future filings to reconcile these amounts and to further explain the nature of this adjustment. Finally, we note that the amounts presented in 2015 do not appear to total to the S/.778.4 Adjusted EBITDA amount presented.

Response No. 2.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to reconcile its adjustment for financial expense (income), net to financial expenses and financial income as shown in its consolidated financial statements. Adjusted EBITDA for 2015 is accurately reflected in the amount of S/.778.4; however, financial expense (income), net for 2015 was incorrectly reflected and should have been shown in the amount of S/.138.7, which reconciles to the financial expenses of S/.176.4 net of financial income of S/.38.1. A breakdown of financial expenses and financial income for 2015 is presented in note 27 of the consolidated financial statements included in the 2015 Annual Report.

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

Comment No. 3.	We have the following comments regarding your “Other Adjustments” line item in the Non-GAAP reconciliation table:

• Provide for us supplementally and in future filings the individual components of “Other Adjustments”;

•    Explain to us the reason for your adjustment to add to net profit the component of your tariff for the Lima Metro that relates to the Peruvian Government’s repayment of the amounts you invest to purchase trains and other infrastructure. Notwithstanding the fact that you do not amortize these investments, since this component of your tariff will not be recognized in your income statement, it is unclear why this amount is included in an operating performance measure;

•    Explain to us the nature of the interest you charge the Peruvian government, how these charges are reflected in your financial statements and why adding this charge results in Adjusted EBITDA being a performance measure; and,

•    Explain to us why you included an adjustment to add back to net profit the portion of your costs of sales related to your cost to purchase land. Notwithstanding the fact that you do not market-to market or depreciate the value of your land, this cost appears to be a normal, recurring cash operating expense necessary to operating your Real Estate Segment and therefore it is unclear why you have included it as an adjustment to your non-GAAP performance measure.

Response No. 3.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to provide the individual components of other adjustments included in Adjusted EBITDA.

Other adjustments for 2013, 2014 and 2015 included: (1) in the Company’s Infrastructure segment, in Mass Transit, (a) S/.0.0 million, S/.4.2 million and S/.6.4 million, respectively, relating to the Peruvian government’s repayment of the amounts the Company invested to purchase trains and other infrastructure for the Lima Metro, and (b) S/.25.6 million, S/.32.4 million and S/.51.9 million, respectively, relating to the interest the Company accrued in connection with the financing it obtained to make such investments, and (2) in the Company’s Real Estate segment, S/.37.3 million, S/.16.5 million and S/.59.7 million, respectively, relating to its cost for the purchase of land.

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

Under the Lima Metro concession, the Company receives a tariff from the Peruvian government based on the amount of kilometers travelled per train that the Company makes available. This tariff, in accordance with the concession, is comprised of two main components, (i) a fee related to the operation of the trains and (ii) a fee related to the repayment of investments the Company has made in trains and other related infrastructure. Under IFRS applicable to the concession, the component of the tariff related to the operation of the train is reflected as revenues and the component of the tariff related to repayment of investments is reflected, with respect to principal repayment, as a repayment of long-term account receivables which is not reflected in the Company’s income statement and, with respect to interest, as revenues. Additionally, the Company records the interest expense related to the indebtedness it incurs to finance these investments as costs of sale.

Under the terms of the concession agreement, the purpose of the concession is to design, finance, build, operate and transfer (DFBOT) the Lima Metro. Accordingly, the Company considers the entire tariff payments it receives as part of the Company’s operational performance as well as its cash generation. Moreover, the Company also considers the repayment of the invested amounts to be analogous to the depreciation and amortization of those investments if the Company were the owner of the trains, which is an adjustment typically made to EBITDA.

The Company makes a further adjustment to its Adjusted EBITDA to add-back its financing costs related to these investments (rather than the interest component of the tariff described above). The Company will revise its future filings to clarify this adjustment. The Company considers this adjustment similar to the adjustment typically made to EBITDA for interest expense, particularly as the Company is not primarily a financial entity.

In addition, the Company makes an adjustment for the cost of land related to its Real Estate segment because, in addition to the land not being depreciable, those costs have typically been paid for many years in advance of the period during which revenues and costs are recognized. In accordance with IFRS, the Company only recognizes related revenues and costs of sale in the Real Estate segment when a unit is delivered. Accordingly, the Company considers that adding back the cost of land to its Adjusted EBITDA is a better measurement of its performance and cash generation during a particular period.

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

Risk Factors, Page 21

Backlog, page 86

Comment No. 4.	You state in the Risk Factors that cancellations, scope adjustments or deferrals may occur and could reduce the amount of your backlog and the revenue and profits that you actually earn. To the extent that you have any cancellations, scope adjustments or deferrals that materially impact your backlog, please enhance your disclosure in the backlog roll-forward tables on page 88 through page 91 to separately breakout such negative adjustments from “contract bookings and adjustments during the year” and provide appropriate discussions of these items in you Operating Results section of your filing.

Response No. 4.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to enhance its disclosure with respect to its backlog tables in item 4 and its discussion of backlog in item 5 in the event that it has cancellations, scope adjustments or deferrals that materially impact the Company’s consolidated backlog.

The Company notes that during 2013, 2014 and 2015 it did not have cancellations, scope adjustments or deferrals that materially impacted the Company’s consolidated backlog, other than the cancellation of the El Ñuble hydroelectric project during 2015, which cause a US$155 million reduction in the Company’s E&C and consolidated backlog, as indicated on page 119 of the 2015 Annual Report.

Operating and Financial Review and Prospects, Page 113

Results of Operations, Page 128

Comment No. 5.	In future filings, please revise your discussion of results of operations to provide additional insight to investors on the underlying causes of material increases or decreases in the components of net income. We note the following disclosures that appear to warrant additional insight:

•    You disclose on page 134 that revenue from engineering services and civil construction decreased 58% and 32%, respectively, in 2015 without discussing any underlying drivers for these significant decreases;

•    You disclose on page 135 that the 33% drop in E&C’s gross margin was due to higher than expected costs on two civil construction projects. Please explain the underlying business reasons for the higher than expected costs and also indicate if you expect any potential losses if these costs are being incurred in lump-sum contracts or other contracts where these costs may not be recoverable; and

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

• You did not discuss all the factors of material changes in Technical Services’ revenue, gross profit and operating profit on page 138.

This is not meant to be an all-inclusive list of where improvements could be made for an investor understanding your results of operations. Refer to Item 5.A.1 of Form 20-F and Financial Reporting Codification 501.04.

Response No. 5.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to provide additional explanation as to the underlying causes of material increases or decreases to the components of the Company’s consolidated net income.

Comment No. 6.	We note from page 24 that your participation in the Gasoducto del Sur Peruano project accounted for 25% of your backlog as of December 31, 2015. We further note that your CEO indicated in your earnings call for the first quarter of 2016 that the project sponsors have decided to slow down the construction due to Adexus selling its stake in the project. Please expand your disclosures in future filings to discuss any material current and/or future impact this slowdown has had or will have on your segment and consolidated results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response No. 6.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to explain any material current or future impact that the slowdown in the construction of the Gasoducto del Sur Peruano has had or will have on the Company’s consolidated results of operations.

The current slowdown in the construction of the Gasoducto del Sur is due to a delay in the financial closing of the project, which is a result of Odebrecht Latinvest’s intention to sell its stake in the project. The Company estimates that the financing closing will take place in December 2016, therefore the Company expects that the impact on its consolidated results will not be material.

For clarification, Adexus is one of our subsidiaries in our Technological Services segment and does not own any stake in, nor has any material relation with, Gaseoducto del Sur.

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

Engineering and Construction, page 134

Comment No. 7.	You present a textual discussion of the variations of your E&C revenues by business activities, types of contracts and end-markets. Please consider providing this information in tabular presentations using Nuevo sol amounts so that readers can more easily understand the underlying changes in your E&C revenues from period to period. Refer to SEC Interpretive Release 33-8350.

Response No. 7.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to include a tabular presentation using Peruvian sol amounts to show variations in the Company’s E&C revenues by business activities, types of contracts and end-markets.

Liquidity and Capital Resources, Page 153

Comment No. 8.	You disclose that you were in compliance in all material respects with the financial covenants corresponding to your outstanding indebtedness as of March 31, 2016. Please confirm that you were in compliance with all your material covenants as of December 31, 2015 and revise future filings to clarify. To the extent there was any material debt covenant noncompliance, please provide us with sufficient information to understand the nature of such noncompliance, the impact on your accounting for the related indebtedness and your need to provide the disclosures required by IFRS 7.18 and 19.

Response No. 8.	The Company confirms that as of December 31, 2015 it was in compliance with all of its material financial covenants. The Company will revise its future filings accordingly.

Item 16H – Mine Safety Disclosure, Page 221

Comment No. 9.	We note that you marked Item 16H regarding mine safety disclosure as “not applicable”. Please tell us why this disclosure requirement does not apply to you.

Response No. 9.	The Company acknowledges the Staff’s comment and respectfully submits that it is not an operator of a coal or other mine within the United States, which the Company asserts is the scope of the U.S. Federal Mine Safety and Health Act of 1977, as amended.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

Comment No. 10.	In future filings, please have your auditors include an English translation of the disclosures following the audit firm’s contact information on the bottom of Page F-2.

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

Response No. 10.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to include an English translation of the disclosures following the audit firm’s contact information in the Company’s consolidated financial statements.

Segments, Page F-42

Comment No. 11.	Please revise future filings to disclose the total amount of revenues and the identity of the segment(s) reporting the revenues for each customer amounting to 10 percent or more of your revenues. Refer to IFRS 8.34 for guidance.

Response No. 11.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to disclose the amount of revenues and the applicable segment(s) for each customer amounting to 10% or more of the Company’s consolidated revenues.

The Company notes that during 2015 no customer group accounted for 10% or more of the Company’s consolidated revenues.

Trade Accounts Receivable, Page F-51

Comment No. 12.	We note that your past due trade accounts receivable significantly increased by approximately 105% from December 31, 2014 to December 31, 2015. In future filings, please further disaggregate your past due over 30 days category to provide greater insight into the aging of your trade accounts receivable.

Response No. 12.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings to further disaggregate its accounts receivables past due over 30 days to provide more information on the ageing of its trade accounts receivables.

Income Tax Expenses, Page F-91

Income Tax Reconciliation Table, Page F-92

Comment No. 13.	While we note your discussion of the changes in Peruvian and Colombian income tax law and amendments to income tax law in Chile on pages F-90 and F-91, this discussion does not appear to fully address the changes in the apparent local applicable tax rates applied to pre-tax profit of 35% in 2013, 47% in 2014 and 19% in 2015. Please disclose in future filings the basis on which the applicable tax rates are computed and provide an explanation of changes in the applicable tax rates from period to period. Refer to IAS 12.81(c) and (d). Additionally, please further expand your

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

discussion and analysis of your effective tax rates in “Results of Operation – Income Tax” on page 141 by providing the underlying reasons for any material changes in effective tax rates between comparative periods. Specifically, address changes in non-taxable income, non-deductible expenses, excess PPUA and prior year’s adjustments as these items appear to have materially changed from period to period.

Response No. 13.	The Company acknowledges the Staff’s comment and respectfully submits that it will revise its future filings to further disclose the basis on which the applicable tax rates are computed and provide an explanation of changes in the applicable tax rates from period to period, as well as discussing the effective tax rates.

Comment No. 14.	With reference to IAS 12.79 and 80, please address the need to disclose additional components of your income tax expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response No. 14.	The Company acknowledges the Staff’s comment and respectfully submits that it will revise its future filings to further disclose additional components of the income tax expense.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings with the SEC; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Mr. John Cash

U.S. Securities and Exchange Commission

July 19, 2016

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	Mario Alvarado Pflucker Chief Executive Officer and Director
Graña y Montero S.A.A.
Mónica Miloslavich Hart Chief Financial Officer and Principal Accounting Officer
Graña y Montero S.A.A.
Claudia Drago Morante
Chief Legal Officer and Secretary
Graña y Montero S.A.A.